Exhibit 99.1

Amarin Announces Formation of Scientific Advisory Board
Accomplished Industry Leaders Provide Insight and Expertise

LONDON, United Kingdom, May 9, 2006 -- Amarin Corporation plc (NASDAQ: AMRN) today announced the formation of its Scientific Advisory Board (“SAB”). The Amarin SAB, which recently held its inaugural meeting, will serve to counsel Amarin on evaluating new product opportunities, guiding on clinical and regulatory pathways, and advising on the significance of new scientific and clinical results from Amarin’s research programmes.

Rick Stewart, Chief Executive Officer of Amarin, commented on the formation of the new Scientific Advisory Board, “Capitalizing on the experience and network of such accomplished medical and clinical management better positions us to become a leader in the Central Nervous System area.”

“The input and guidance of the SAB will significantly enhance the success of our strategy to in-license products in CNS disorders for the U.S. market and to partner product rights that are either outside the U.S. or are outside our core competency in neurodegenerative diseases. The SAB will play a vital role in counselling Amarin as we build our CNS franchise and progress our therapeutics toward commercialization," concluded Mr. Stewart.

The members of Amarin’s SAB are:

John Climax, PhD (SAB Chairman) is a founder and the current Executive Chairman of ICON Clinical Research plc, and a non-executive director of Amarin Corporation plc. He has over 25 years of experience in the contract research industry globally. Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his PhD in clinical pharmacology from the National University of Ireland in 1982. He has authored a significant number of papers and presentations. Dr. Climax is an adjunct Professor at the Royal College of Surgeons, Dublin and Chairman of the Human Dignity Foundation, a Swiss based charity.

Jan Wallace, MD trained in Neurology at Yale and remained on the staff there and at the VA Medical Center in charge of the Yale-VA Stroke Treatment Center for many years. He has more than 20 years experience in drug development encompassing Warner-Lambert/Parke-Davis and biotech start-ups including Athena Neurosciences where he was responsible for clinical and regulatory affairs. He has played a fundamental role in the development and approval of many new pharmaceuticals in the CNS area.

Reid Patterson, PhD was formerly Vice President of Drug Safety/Preclinical Safety at Abbott Laboratories, where his responsibilities included toxicology, pathology, comparative medicine, metabolism, pharmacokinetics, analytical chemistry, and drug analysis. He has extensive experience across a broad range of therapeutic areas, has contributed to over 25 successful New Drug Applications, and has been a regular contributor to meetings with regulatory authorities in the United States, Europe and Japan.

Mark W. Pierce, MD, PhD graduated from Northwestern University Medical School in Chicago and received his postgraduate training in internal medicine at The Peter Bent Brigham Hospital and Massachusetts General Hospital in Boston. Subsequently, he was Senior Vice President of Clinical Research at Pfizer, after directing clinical development at Abbott Laboratories and Warner Lambert Company.

Dr. Mehar Manku, Vice President of Research and Development and Dr. Anthony Clarke, Vice President, Clinical Development, both executive officers of Amarin, are also members of Amarin’s SAB.

About Amarin
Amarin is a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system (“CNS”) disorders.  Amarin has a late-stage drug development pipeline.  Miraxion, Amarin’s lead development compound, is in Phase III development for Huntington’s disease, Phase II development for depressive disorders and preclinical development for Parkinson’s disease.  Miraxion for Huntington’s disease is being developed under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”), has been granted fast track designation by the FDA and has received orphan drug designation in the US and Europe.  Amarin seeks to directly commercialize its neurology products (e.g. Miraxion for HD) in the US and out-license or partner its product rights in markets outside the US and for indications outside neurology (e.g. depression).  Amarin seeks to acquire and in-license neurology products that it can develop and market directly in the US.

Contacts:

Amarin Corporation plc	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz (kgolodetz@lhai.com)
Anne Marie Fields (afields@lhai.com)

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson/Victoria Brough

For press releases and other corporate information, visit our website at http://www.amarincorp.com. Information on our website is not part of this press release.

Disclosure Notice:

The information contained in this document is as of May 9, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affective Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2005.